Merger

Effective on the close of business on June 13, 2003, the Evergreen Select High Yield Bond Fund acquired substantially all the assets and assumed certain liabilities of Offit High Yield Bond Fund in a tax-free exchange for Class I and Class IS shares of the Evergreen Select High Yield Bond Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $5,041,345. The aggregate net assets of the Evergreen Select High Yield Bond Fund and Offit High Yield Bond Fund immediately prior to the acquisition were $415,130,316 and $204,644,986, respectively. The aggregate net assets of the Evergreen Select High Yield Bond Fund immediately after the acquisition were $619,775,302.